# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Talkspace, Inc., CIK 0001803901
CUSIP: 87427V103
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 622 Third Avenue, New York, New York (NY), 10017
Date of event which requires filing of this statement: 03/09/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0001213900-21-035343
Filed by CIK 0001712157
Persons authorized to receive notices and communications: Sharon Beredjick Cohen, c/o Qumra Capital, 4 HaNevi'im Street, Tel Aviv, Israel (L3), 6435604, 972-3-6055205

## Reporting persons
- QUMRA CAPITAL II, L.P. (CIK 0001712157): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 8,573,437; shared voting power 0; sole dispositive power 8,573,437; shared dispositive power 0; aggregate amount beneficially owned 8,573,437 (5.2% of the class)
  Comment: Note to 13: Percentage beneficial ownership is based on 165,656,124 shares of the Issuer's common stock, $0.0001 par value per share ("Common Stock"), outstanding as of November 4, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on November 6, 2025.
- Qumra Capital GP II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 8,573,437; sole dispositive power 0; shared dispositive power 8,573,437; aggregate amount beneficially owned 8,573,437 (5.2% of the class)
  Comment: Note to 8, 10, and 11: Consists of the 8,573,437 shares of common stock held by Qumra Capital II, L.P. ("Qumra Capital II"), as to which the Reporting Person shares voting and dispositive power by virtue of serving as the general partner of Qumra Capital II.
  
  Note to 13: Percentage beneficial ownership is based on 165,656,124 shares of the Issuer's Common Stock, outstanding as of November 4, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 6, 2025.
- Qumra Capital Israel I Ltd.: type of reporting person: partnership (PN); citizenship or place of organization: Israel (L3); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 8,573,437; sole dispositive power 0; shared dispositive power 8,573,437; aggregate amount beneficially owned 8,573,437 (5.2% of the class)
  Comment: Note to 8, 10, and 11: Consists of the 8,573,437 shares of common stock held by Qumra Capital II, as to which the Reporting Person shares voting and dispositive power by virtue of serving as the general partner of the general partner of Qumra Capital II.
  
  Note to 13: Percentage beneficial ownership is based on 165,656,124 shares of the Issuer's Common Stock, outstanding as of November 4, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 6, 2025.
- Erez Shachar: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); source of funds: affiliate funds (AF); sole voting power 373,758; shared voting power 8,573,437; sole dispositive power 373,758; shared dispositive power 8,573,437; aggregate amount beneficially owned 8,947,195 (5.4% of the class)
  Comment: Note to 8, 10, and 11: Consists of the 8,573,437 shares of common stock held by Qumra Capital II, as to which the Reporting Person shares voting and dispositive power by virtue of his serving as a managing partner of Qumra Capital Israel I Ltd. (which serves as the general partner of the general partner of Qumra Capital II).
  
  Note to 13: Percentage beneficial ownership is based on 165,656,124 shares of the Issuer's Common Stock, outstanding as of November 4, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 6, 2025.
- Boaz Dinte: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 8,573,437; sole dispositive power 0; shared dispositive power 8,573,437; aggregate amount beneficially owned 8,573,437 (5.2% of the class)
  Comment: Note to 8, 10, and 11: Consists of the 8,573,437 shares of common stock held by Qumra Capital II, as to which the Reporting Person shares voting and dispositive power by virtue of his serving as a managing partner of Qumra Capital Israel I Ltd. (which serves as the general partner of the general partner of Qumra Capital II).
  
  Note to 13: Percentage beneficial ownership is based on 165,656,124 shares of the Issuer's Common Stock, outstanding as of November 4, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 6, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value
Name of issuer: Talkspace, Inc.
Address of issuer's principal executive offices: 622 Third Avenue, New York, New York (NY), 10017
Comment: This Amendment No. 1 to Schedule 13D (this "Amendment") amends and supplements the previously filed statement on Schedule 13D filed on July 1, 2021 (as amended and supplemented from time to time, the "Schedule 13D") by the Reporting Persons, relating to the common stock, par value $0.0001 per share (the "Common Stock"), of Talkspace, Inc., a Delaware corporation (the "Issuer" or "Talkspace"). Except as set forth below, all Items of the Schedule 13D remain unchanged. Capitalized terms used but not defined in this Amendment No. 1 shall have the meanings set forth in the Schedule 13D. The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D is hereby supplementally amended as follows:

## Item 4. Purpose of Transaction
Purpose of transaction:
The second paragraph of Item 4 of the Schedule 13D is hereby amended and replaced by the following:

The information provided in Item 6 is incorporated by reference herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The first sentence of Item 5 of the Schedule 13D is deleted in its entirety.

Items 5(a) and 5(b) of the Schedule 13D are each hereby amended and replaced to incorporate by reference the information provided in the cover pages and in response to Item 1 of this Amendment No. 1.
Number of shares as to which each person has sole or shared power to vote or dispose: See (a) above.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following:

Merger Agreement

On March 9, 2026, the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") with Universal Health Services, Inc., a Delaware corporation ("Parent"), and UHS Merger Subsidiary, Inc., a Delaware corporation and an indirect wholly owned subsidiary of Parent ("Merger Sub"). Subject to the terms and conditions of the Merger Agreement, Merger Sub will be merged with and into the Issuer (the "Merger"), with the Issuer surviving the Merger as an indirect wholly owned subsidiary of Parent.

Voting Agreement

On March 9, 2026, concurrently with the execution of the Merger Agreement, Parent entered into a voting agreement (the "Voting Agreement") with certain Reporting Persons, solely in their capacities as stockholders of the Issuer, pursuant to which, among other things, the Reporting Persons (collectively, the "Holders"), among other things, agreed to vote all of their shares of the Issuer's Common Stock beneficially owned (i) in favor of adopting the Merger Agreement and any other actions contemplated by the Merger Agreement in respect of which the approval of the Company's stockholders is requested, (ii) against any alternative takeover proposal from a third party and (iii) against any other action that would reasonably likely be intended, or would reasonably be expected, to materially impede, interfere with, delay, postpone, affect in an adverse manner or prevent the consummation of the Merger or the other transactions contemplated by the Merger Agreement.

The Voting Agreement will terminate upon the earliest of (i) the valid termination of the Merger Agreement in accordance with its terms, (ii) the Effective Time (as defined in the Merger Agreement), (iii) the entry, without the prior written consent of the applicable Holders, into any material modification or amendment to the Merger Agreement that reduces the amount, changes the form or otherwise adversely affects the consideration payable to such Holders pursuant to the Merger Agreement as in effect on the date of the Voting Agreement and (iv) with respect to any Holder, the mutual written agreement of such Holder and Parent.

The foregoing description of the Voting Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the form of Voting Agreement, a copy of which is attached as Exhibit 99.1 and is incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following:

99.1. Form of Voting Agreement (incorporated by reference to Exhibit 99.2 of the Issuer's Form 8-K filed with the Securities and Exchange Commission on March 9, 2026).

## Signatures
- QUMRA CAPITAL II, L.P.: /s/ Erez Shachar, Erez Shachar, Managing Partner (03/30/2026)
- Qumra Capital GP II, L.P.: /s/ Erez Shachar, Erez Shachar, Managing Partner (03/30/2026)
- Qumra Capital Israel I Ltd.: /s/ Erez Shachar, Erez Shachar, Managing Partner (03/30/2026)
- Erez Shachar: /s/ Erez Shachar, Erez Shachar (03/30/2026)
- Boaz Dinte: /s/ Boaz Dinte, Boaz Dinte (03/30/2026)